United States securities and exchange commission logo





                            March 22, 2023

       Larry M. Reid
       Chief Financial Officer
       Cleartronic, Inc.
       8000 North Federal Highway
       Suite 100
       Boca Raton, Florida

                                                        Re: Cleartronic, Inc.
                                                            Form 10-K filed on
December 29, 2022
                                                            File No. 000-55329

       Dear Larry M. Reid:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed on December 29, 2022

       Item 9A. Controls and Procedures, page 9

   1. We note the disclosure that your disclosure controls and procedures were effective as of
                                                        September 30, 2022. We
also note your disclosure of your remediation plans for material weaknesses over
internal controls. Please clarify and disclose the nature of any material weakness, its impact on
your financial reporting and ICFR, and management   s current
                                                        plans, if any, or
actions already undertaken, for remediating the material weakness.
                                                        Additionally, please
clarify how you can have effective disclosure controls and procedures if a material weakness
does exist. We refer you to Item 308(a)(3) of Regulation S-X and
                                                        2007 interpretive
guidance issued by the SEC in Release No. 34   55929. Please advise or
                                                        revise.
   2. We note the disclosure that you performed an assessment of your internal control over financial reporting as
of September 30, 2022; however, you did not clearly disclose your
                                                        management   s
conclusion. Please tell us and revise to disclose management's conclusion
 Larry M. Reid
Cleartronic, Inc.
March 22, 2023
Page 2
         on whether or not your internal controls were effective at the end of the period. Refer to the guidance in Item 308(a)(3) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLarry M. Reid                                Sincerely,
Comapany NameCleartronic, Inc.
                                                               Division of
Corporation Finance
March 22, 2023 Page 2                                          Office of
Technology
FirstName LastName